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                                                                    EXHIBIT 99.1

                           [FINDLEY GROUP LETTERHEAD]


                                                                    May 27, 1998


Members of the Board of Directors
Western Sierra Bancorp
4011 Plaza Goldorado Circle
Cameron Park, California 95682

Re:     Fairness Opinion Western Sierra Bancorp/
        Lake Community Bank as Amended and Restated

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial standpoint, to the shareholders of Western Sierra Bancorp, Cameron Park, California ("Bancorp") of the terms of the proposed merger of LMC Merger Company, Cameron Park, California ("LMC"), a wholly owned subsidiary of Bancorp and Lake Community Bank, Lakeport, California ("LCB") whereby LCB shall become a wholly owned subsidiary of Bancorp as defined in the Agreement and Plan of Reorganization and Merger (the "Agreement") entered into as of May 27, 1998. Pursuant to the Agreement and subject to the terms and conditions therein, each share of LCB Common Stock issued and outstanding at the Effective Time shall, on and at the Effective Time, pursuant to the Agreement be exchanged for and converted into the right to receive shares of Bancorp Common Stock equal to the Conversion Rate. The Conversion Rate is obtained by dividing the Per Share Merger Price by the Bancorp Average Trading Price. The Per Share Merger Price is the sum of the total shareholders' equity for LCB as of the Determination Date (after a third party review to determine the adequacy of LCB's loan loss reserves and the expensing of LCB's Costs Associated With The Transaction) multiplied by 1.75 with the total product divided by the total number of shares of LCB Common Stock outstanding at the Closing Date. Bancorp Average Trading Price is the average trading price for Bancorp Common Stock as determined for a thirty calendar day period prior to the Determination Date. However, if the Bancorp Average Trading Price is above $20.00 per share, the Bancorp Average Trading Price shall be $20.00 per share. If the Bancorp Average Trading Price is below $17.00 per share, the Bancorp Average Trading Price shall be $17.00 per share.

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Board of Directors - 2 -                                         May 27, 1998


As part of its investment banking business, The Findley Group is continually engaged in the valuation of bank, bank holding company and thrift securities in connection with mergers and acquisitions nationwide. We have previously provided investment banking and financial advisory services to Bancorp.

In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Agreement; (ii) Annual Reports to Shareholders of Bancorp and LCB for the years ended December 31, 1997 and December 31, 1996;
(iii) Quarterly Call Reports for the Quarters ended March 31, 1998, December 31, 1997, September 30, 1997, June 30, 1997, March 31, 1997 and December 31, 1996
for LCB and Western Sierra National Bank, a wholly owned subsidiary of Bancorp;
(iv) certain other publicly available financial and other information concerning Bancorp and LCB; and (v) publicly available information concerning other banks and holding companies, the trading markets for their securities and the nature and terms of certain other merger transactions we believe relevant to our inquiry. We have held discussions with senior management of Bancorp concerning their past and current operations, financial condition and prospects, as well as the results of regulatory examinations.

We have reviewed with senior management of Bancorp earnings projections for 1998 through 2001 for Bancorp as a stand-alone entity, assuming the Merger does not occur, using 1998 estimated earnings prepared by Bancorp and an assumed growth of ten percent (10%) per year. We reviewed earnings projections for 1998 through 2001 for LCB as a stand-alone entity, assuming the Merger does not occur, using 1998 estimated earnings and an assumed growth of at least ten percent (10%) per year. We also reviewed Bancorp's projected operating cost savings and earnings enhancement opportunities of at least ten percent (10%) of LCB's noninterest expense, expected to be achieved in each such years resulting from the Merger. Certain pro forma financial projections for the combined entity were derived by us based partially upon the projections discussed above, as well as our own assessment of general economic, market and financial conditions.

In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied upon the management of Bancorp as to the reasonableness of the 1998 financial forecasts, projections and projected operating cost savings and earnings enhancement opportunities (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts, projections and projected operating cost savings and earnings enhancement opportunities reflect the best currently available estimates and judgements of Bancorp. We have also assumed, without assuming any responsibility for the independent verification of the same, that the aggregate allowances for loan losses for Bancorp and LCB are adequate to cover such losses. We have not made or obtained any evaluations or appraisals of the property of Bancorp or LCB, nor have we examined any individual loan credit files. For purposes of this opinion, we have assumed that the Merger will have the tax, accounting and legal effects described in the Agreement and assumed the accuracy of the disclosures set forth in the Agreement. Our opinion as expressed herein is limited to the fairness, from a financial standpoint, to the holders of the shares of Bancorp Common Stock of the terms of the proposed merger of LCB with and into LMC with LCB as the Surviving

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Board of Directors - 3 -                                         May 27, 1998

Corporation and a wholly owned subsidiary of Bancorp and does not address Bancorp's underlying business decision to proceed with the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Bancorp and LCB; (ii) the assets and liabilities of Bancorp and LCB, including the loan and investment portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the terms of the proposed merger are fair, from a financial standpoint, to the holders of the shares of Bancorp Common Stock.

This opinion may not be used or referred to by Bancorp or quoted or disclosed to any person in any manner without our prior written consent, with the exception of submission to the regulatory agencies as part of the applications and included in the proxy materials provided to shareholders of Bancorp in relation to approval of the Merger. This opinion is not intended to be and shall not be deemed to be a recommendation to any shareholder of Bancorp as to how such shareholder should vote with respect to the Merger.

                                                   Respectfully submitted,

                                                   THE FINDLEY GROUP



                                                   Gary Steven Findley
                                                   Director